SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 30174; 812-14068]

ReconTrust Company, N.A., et al.; Notice of Application and Temporary Order

August 20, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against ReconTrust Company, N.A. ("ReconTrust") on August 20, 2012 by the United States District Court for the Western District of Washington (the "Injunction"), until the Commission takes final action on an application for a permanent order. Applicants have requested a permanent order.

Applicants: ReconTrust, BofA Advisors, LLC ("BofA Advisors"), BofA Distributors, Inc. ("BofA Distributors"), Bank of America Capital Advisors LLC ("BACA"), KECALP Inc. ("KECALP"), and Merrill Lynch Global Private Equity Inc. ("MLGPE") (collectively, other than ReconTrust, the "Fund Servicing Applicants," and, together with ReconTrust, the "Applicants").[1]

Filing Date: The application was filed on August 15, 2012, and amended on August 20, 2012.

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[1]   Applicants request that any relief granted pursuant to the application also apply to any other company of which ReconTrust is an affiliated person or may become an affiliated person in the future (together with the Applicants, the "Covered Persons").

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

September 14, 2012, and should be accompanied by proof of service on Applicants, in the

form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, ReconTrust, 1800 Tapo Canyon Road, Simi

Valley, CA 93063; BofA Advisors, BofA Distributors and BACA, 100 Federal Street,

Boston, MA 02110; and KECALP and MLGPE, 767 Fifth Avenue, 7th Floor, New York,

NY 10153.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868,

or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Applicants is a direct or indirect wholly-owned subsidiary of Bank of America Corporation ("BAC"). ReconTrust is a chartered national trust bank that, among other things, acts as foreclosure trustee responsible for conducting nonjudicial foreclosures within several states, including the state of Washington until recently. ReconTrust is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

2.   BofA Advisors is a registered investment adviser that serves as investment adviser and subadviser to certain money market funds registered under the Act. BofA Distributors, a limited purpose broker-dealer registered with the Commission, serves as principal underwriter of some of the same money market funds. BACA is a registered investment adviser that serves as investment adviser to certain closed-end investment companies also registered under the Act.

3.   KECALP and MLGPE each serves as investment adviser to certain employees' securities companies within the meaning of section 2(a)(13) of the Act ("ESCs"). KECALP and MLGPE are registered as investment advisers under the Advisers Act.

4.   On August 20, 2012, the United States District Court for the Western District of Washington entered the Injunction against ReconTrust, in a matter brought by the Attorney General of the State of Washington (the "AG").[2] The complaint filed by the

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[2]   *State of Washington v. ReconTrust Company, N.A.* No. 2:11-cv-1460 (W.D. Wash. August 20, 2012).

AG ("Complaint")[3] alleged that ReconTrust failed to comply with the procedures of the

Washington Deeds of Trust Act ("Deeds of Trust Act") in foreclosures it conducted since

at least June 12, 2008. Denying any wrongdoing as alleged by the AG or otherwise,

ReconTrust consented to the entry of the Injunction, which enjoined ReconTrust from

doing business as a foreclosure trustee under deeds of trust with respect to property located

in the State of Washington, except in certain circumstances.[4]

Applicants' Legal Analysis:

     1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from acting as a bank, or from engaging in or continuing any conduct or practice

in connection with such activity, from acting, among other things, as an investment adviser

or depositor of any registered investment company, or a principal underwriter for any

registered open-end investment company, registered unit investment trust ("UIT") or

registered face-amount certificate company. Section 9(a)(3) of the Act extends the

prohibitions of section 9(a)(2) to a company any affiliated person of which has been

disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control with, the other person. Applicants state that

ReconTrust is, or may be considered to be, under common control with and therefore an

affiliated person of each of the other Applicants. Applicants state that the entry of the

Injunction may result in Applicants being subject to the disqualification provisions of

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[3]   The Complaint was initially filed in the State of Washington King County Superior Court in a civil action and the matter was later removed to the United States Western District Court of Washington.

[4]   This Injunction will terminate three years after its entry. As described in the application, ReconTrust is required to take certain remedial actions to address the conduct that served as the basis for the Injunction.

section 9(a) of the Act because ReconTrust is enjoined from engaging in or continuing particular conduct or practice in connection with banking activity.[5]

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity as investment adviser, sub-adviser, or principal underwriter (as defined in section 2(a)(29) of the Act) for any registered investment companies ("RIC") or ESCs (together with any business development company, "Funds"). Applicants state that to the best of their reasonable knowledge none

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[5]   Applicants represent that the foreclosure trustee activity specified in the Injunction is the same as or similar to at least some of the loan servicing activity deemed banking activity by an administrative order issued by the Office of the Comptroller of the Currency. *See In the Matter of Bank of America, N.A.*, The Office of the Comptroller of the Currency Stipulation & Consent Order No. AA-EC-11-12 (Apr. 13, 2011) (the "OCC Order"). Applicants state that under the standard set forth in the OCC Order, ReconTrust is enjoined from engaging in or continuing particular conduct or practice in connection with banking activity.

of the Applicants' current directors, officers or employees who is involved in providing services as investment adviser, subadviser or depositor for any Funds or principal underwriter (as defined in section 2(a)(29) of the Act) for any registered open-end company, UIT or registered face amount certificate company (collectively, the "Fund Servicing Activities") (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint that constitutes the violations that provide a basis for the Injunction. Applicants also state that the alleged conduct giving rise to the Injunction did not involve any Fund for which an Applicant provided Fund Servicing Activities.

5.   Applicants further represent that the inability of Applicants (except for ReconTrust) to continue providing Fund Servicing Activities would result in potentially severe financial hardships for both the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund (excluding the ESCs), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Injunction, any impact on the Funds, and the application. The Applicants will provide the Funds with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also assert that, if the Applicants were barred from engaging in Fund Servicing Activities, the effect on their businesses and employees would be severe.

The Applicants state that they have committed substantial resources to establishing expertise in providing Fund Servicing Activities.

7.   Applicants also state that disqualifying KECALP and MLGPE from continuing to provide investment advisory services to their ESCs is not in the public interest or in furtherance of the protection of investors and would frustrate the expectations of eligible employees who invest in the ESCs that the ESCs would be managed by an affiliate of their employer.

8.   Applicants state that several Applicants and certain of their affiliates have previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

> Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application, or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to the Injunction, subject to the condition in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary